Item 77C

Matters submitted to a vote of security holders

A Special Meeting of Shareholders (the "Meeting") of BNY Mellon Mid Cap Multi-Strategy Fund (the "Fund"), a series of BNY Mellon Funds Trust, was held on February 28, 2013. Out of a total of 110,568,675.322 Fund shares ("Shares") entitled to vote at the meeting, a total of 104,136,989.503 Shares were represented at the Meeting, in person or by proxy. The following matters were duly voted on by the holders of the Fund's outstanding shares:

1.  To approve the implementation of a "multi-manager" arrangement whereby BNY Mellon Fund Advisers, a division of The Dreyfus Corporation, the Fund's investment adviser (the "Adviser"), under certain circumstances, would be able to hire and replace sub-investment advisers for the Fund without obtaining shareholder approval.

	Shares
For	Against	Abstain
103,970,451.042	101,360.867	65,177.593

Proposal #1, therefore, was approved by the Fund's shareholders.

2.    To approve a sub-investment advisory agreement for the Fund between the Adviser and Geneva Capital Management Ltd.

	Shares
For	Against	Abstain
103,990,908.865	82,754.196	63,326.442

Proposal #2, therefore, was approved by the Fund's shareholders.